Filed by Magnum Opus Acquisition Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Magnum Opus Acquisition Limited (SEC File No.: 001-40266)

Date: September 30, 2022

The information contained in the following article is an English translation of a Chinese article originally published on the official WeChat account of Asia Innovations Group Limited on September 30, 2022. Link available at: https://mp.weixin.qq.com/s/NDlV-Y0tojX73iIkZqtjJQ. Attempts to provide an accurate translation of the original article in Chinese have been made, but due to linguistic nuances, slight differences may exist.

Asia Innovations Group, a Leading Mobile Social Platform in Emerging Markets, to Become a Publicly Listed Company Through Merger with Magnum Opus Acquisition Limited (NYSE: OPA)

Largest Consumer Internet SPAC Merger announced YTD in 2022

On September 30, 2022, Asia Innovations Group Limited (“ASIG” or the “Company”) announced that it has entered into a definitive merger agreement (the “Merger Agreement”) with Magnum Opus Acquisition Limited (NYSE: OPA) (“OPA”), a special purpose acquisition company. The proposed business combination transaction (the “Business Combination”) provides for an equity valuation of $2.5 billion for the combined company. The proposed transaction represents the largest consumer Internet SPAC merger announced year to date in 2022.

Transaction Highlights

ASIG operates an integrated platform of products designed for mobile devices across social, mobile gaming, e-commerce, and payments. As of December 31, 2021, ASIG had more than 400 million registered users located in 150 countries and regions across Asia Pacific, South Asia, the Middle East and North Africa, and North and South America. ASIG’s products include Uplive, prestigious global live video platform, leading live social dating apps Lamour and CuteU, and fast-growing ecommerce platform, Hekka.

ASIG is headquartered in Singapore and has 18 offices worldwide, with more than 1000 employees from 23 countries across five continents.

Revenue growth reached 100%+ year-on-year in FY2021, which makes ASIG the fastest growing consumer internet company by revenue and at scale to announce a SPAC merger in 2022.

Mobile and social market penetration remain low in many emerging markets, which, combined with continued high GDP growth, presents extraordinarily positive macroeconomic tailwinds for ASIG. Growth in ASIG user engagement and time spent trends have continued their upward trajectory pre-, during, and post-the COVID-19 pandemic. For example, in 2021, active users spent an average of 62 minutes per day on Uplive.

Estimated gross transaction proceeds are expected to total $200 million in cash from OPA’s IPO proceeds held in trust (assuming no redemptions), plus up to $150 million from a contemplated post-announcement capital raise. These proceeds, after deducting transaction related costs, are expected to be used to fuel ASIG’s continued growth by expanding the reach of its products across its active 150 countries and regions, further growing its user base, and pursuing accretive acquisition opportunities.

On a pro forma basis post-closing, existing ASIG shareholders, all of whom are expected to roll 100% of their equity into the combined company, will own approximately 84% of the resulting equity interest in the combined company, assuming no redemptions by shareholders of OPA.

The transaction is expected to close in the first quarter of 2023, subject to satisfaction of customary closing conditions and approvals, and was approved unanimously by the board of directors of each of ASIG and OPA. Upon completion of the proposed Business Combination, the combined company will be named “Asia Innovations Group Limited.” ASIG’s ordinary shares are expected to be listed under the proposed new ticker symbol “ASIG” following the consummation of the proposed Business Combination.

Management and Investor Commentary

Andy Tian, Chief Executive Officer of ASIG, said, “Emerging markets from Africa to Asia to South America are currently undergoing a transformation powered by the spread of advanced mobile technology, fast-growing economies, young populations, and rapidly improving infrastructure. ASIG has built a unique, well-diversified global business in the core verticals of social, games, e-commerce, and payments, on an integrated platform with strong synergies that will amplify growth in future years. The proposed merger will combine the best of macro growth in emerging markets and the benefits of being a publicly listed company in the US to transform ASIG into a global mobile powerhouse."

Jonathan Lin, Chairman and CEO of OPA, said, “We created OPA with the belief that the right SPAC merger creates a synergistic partnership that can unlock shareholder value. It has been a privilege to work closely with Andy and his management team who have pioneered an enterprise of scale with leadership positions in highly strategic emerging markets within the live social category. We believe that ASIG is public market ready and at both a strategic and financial inflection point with the potential to become a top-tier global consumer company. We look forward to bringing our public market experience and enterprise network to empower ASIG."

Jason Zhao, Partner at Kleiner Perkins, said, “Since Kleiner led ASIG’s first investment round in 2014, we have seen ASIG grow from a concept into a leading global platform that has continuously brought innovative mobile social products to users worldwide. ASIG was one of the first global companies to focus on emerging market mobile products back in 2014 and has since built a unique multi-vertical and multi-region business. Kleiner will continue to support ASIG in its growth into a public leader in emerging markets.”

Ben Harburg, Managing Partner of MSA Capital, said, “Asia Innovations pioneered and popularized mobile-first entertainment and social models that have proven capable of winning both emerging and mature markets by more effectively serving mobile digital native consumers. ASIG’s highly geographically diversified, multi-dimensional product mix is bred to be a leading next generation social platform for the highest performing markets globally.”

Emerging Market Leader in Mobile Social

Since its inception in 2016, ASIG’s flagship product Uplive has become one of the most popular global live social platforms, connecting hundreds of millions of users across emerging markets via its rich, innovative features including multi-party live video and voice chat rooms, real time translation, and high-fidelity 3D avatars with real time motion tracking. These features, combined with highly localized content for diverse regions, have created a new online global village.

ASIG has also built one of the largest global dating app portfolios for emerging markets. According to SensorTower, ASIG’s CuteU and Lamour ranked #2 and #4, respectively, by downloads in 2021, among global Android dating apps. Both Lamour and CuteU feature many of the innovations from Uplive, such as real time translation, virtual gifts, and live video/voice.

Going forward, ASIG plans to continue to leverage its extensive operational presence and social user base across 150 countries and regions to grow its Direct-to-Consumer Ecommerce platform Hekka, and to bring next generation mobile games from Asia to the rest of the world. These two new verticals are expected to unlock significant synergies, and together build a robust, scalable mobile ecosystem across emerging markets. Finally, ASIG has been creating positive real-world ESG impact, by enabling millions of emerging market creators to earn much-needed income, especially during the pandemic. ASIG has received accolades around the world, including the Twitter “Most Influential International Brand” Award in 2019 for Uplive, an innovative social app award in 2021 from Rotana, one of the largest media groups in Middle East, and a US Congressional recognition in 2022 for ASIG's distinguished service with the UN to the autism community.

Advisors

Kirkland & Ellis is acting as legal advisor, Evercore and Incentrum Group are acting as financial advisors to ASIG. XCap Partners Limited and The Jones Group are acting as corporate financial advisors to ASIG. White & Case is acting as legal advisor to OPA. Maples and Calder (Hong Kong) LLP is acting as Cayman Islands legal advisor to ASIG and OPA.

About Asia Innovations Group

Asia Innovations Group (ASIG) is a leading mobile social company across emerging markets.  As of Dec 31st, 2021, ASIG served over 400 million registered users located in over 150 countries and regions worldwide. It has built a comprehensive and diverse portfolio as it seeks to achieve its mission of introducing innovative and enjoyable live social products that foster meaningful human connection originated from Aisa to the world. ASIG operates in eighteen offices around the globe with more than 1000 employees that offer deep local market knowledge across all major emerging markets to augment the company’s cutting-edge technology and scalable global infrastructure. ASIG's portfolio includes leading apps such as Uplive, the global live video platform, CuteU and Lamour, the dominant dating apps in global emerging markets, as well as cross-border ecommerce platform, Hekka.

About Magnum Opus

Magnum Opus Acquisition Limited (OPA) is a special purpose acquisition company sponsored by L2 Capital, a private investment firm. Magnum Opus is a partnership of enterprise builders and public and private market investment specialists with extensive experience operating and investing throughout the business life cycle from founding, scaling operations through public listing. Magnum Opus aims to partner with public ready enterprises at the forefront of convergence of consumption and technology. Magnum Opus’ mission is to support companies to realize their vision as they embark on their journey into the public markets and face new opportunities, challenges, and stakeholders.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

This communication relates to the proposed Business Combination between OPA and ASIG. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ASIG intends to file a Registration Statement on Form F-4 with the SEC, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all OPA shareholders. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. OPA and ASIG will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF OPA ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OPA and ASIG through the website maintained by the SEC at www.sec.gov. The documents filed by OPA and ASIG with the SEC also may be obtained free of charge upon written request to Magnum Opus Acquisition Limited, Unit 1009, ICBC Tower, Three Garden Road, Central, Hong Kong.

Participants in the Solicitations

OPA, ASIG and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from OPA’s shareholders in connection with the proposed Business Combination. You can find information about OPA’s directors and executive officers and their interest in OPA can be found in OPA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was originally filed with the SEC on February 17, 2022, as amended on February 23, 2022. A list of the names of the directors, executive officers, other members of management and employees of OPA and ASIG, as well as information regarding their interests in the Business Combination, will be contained in the Registration Statement on Form F-4 to be filed with the SEC by ASIG. Additional information regarding the interests of such potential participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC. You may obtain free copies of these documents from the sources indicated above.

Caution About Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to OPA and ASIG. These forward-looking statements are based on OPA’s and ASIG’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of ASIG’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed Business Combination, any benefits of ASIG’s partnerships, strategies or plans as they relate to the proposed Business Combination, anticipated benefits of the proposed Business Combination and expectations related to the terms and timing of the proposed Business Combination, are also forward-looking statements. Although each of OPA and ASIG believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of OPA and ASIG caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. These factors are difficult to predict accurately and may be beyond OPA’s and ASIG’s control. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed Business Combination, which is expected to be filed by ASIG with the SEC and other documents filed by OPA or ASIG from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. There may be additional risks that neither OPA or ASIG presently know or that OPA and ASIG currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by OPA or ASIG, their respective directors, officers or employees or any other person that OPA and ASIG will achieve their objectives and plans in any specified time frame, or at all. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for OPA or ASIG to predict these events or how they may affect OPA or ASIG. Except as required by law, neither OPA nor ASIG has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect OPA’s and ASIG’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination; the outcome of any legal proceedings that may be instituted against OPA or ASIG, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OPA or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of OPA or ASIG as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; OPA’s estimates of expenditures and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; the impact of the ongoing COVID-19 pandemic; changes in laws and regulations that impact ASIG; ability to enforce, protect and maintain intellectual property rights; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OPA’s final prospectus dated March 23, 2021 relating to its initial public offering and in subsequent filings with the SEC, including the registration statement on Form F-4 relating to the Business Combination expected to be filed by ASIG.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.